SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  SCHEDULE TO

                              (AMENDMENT NO. 15)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                           MAXWELL SHOE COMPANY INC.
                      (Name of Subject Company (Issuer))

                             MSC ACQUISITION CORP.
                           JONES APPAREL GROUP, INC.
                     (Names of Filing Persons -- Offerors)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   577766108
                     (CUSIP Number of Class of Securities)

                              IRA M. DANSKY, ESQ.
                           JONES APPAREL GROUP, INC.
                                 1411 BROADWAY
                           NEW YORK, NEW YORK 10018
                           TELEPHONE: (212) 536-9526

                 (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                  Copies to:

                            SCOTT A. BARSHAY, ESQ.
                          CRAVATH, SWAINE & MOORE LLP
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 474-1000

                                  SCHEDULE TO

     This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2004 (as previously amended and supplemented, the "Schedule TO"), relating to the offer by MSC Acquisition Corp., a New York corporation ("Purchaser") and an indirect wholly owned subsidiary of Jones Apparel Group, Inc., a Pennsylvania corporation ("Jones"), to purchase (1) all issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of Maxwell Shoe Company Inc., a Delaware corporation ("Maxwell"), and (2) unless and until validly redeemed by Maxwell's Board of Directors, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell (the "Rights") issued pursuant to the Rights Agreement, dated as of November 2, 1998 (as amended from time to time, the "Rights Agreement"), by and between Maxwell and EquiServe Trust Company, N.A., as Rights Agent. Unless the context otherwise requires, all references herein to the "Shares" shall be deemed to include the associated Rights, and all references herein to the "Rights" shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement.

ITEM 4. TERMS OF THE TRANSACTION; ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     On June 18, 2004, Jones and Maxwell announced that they had entered into a definitive merger agreement under which Jones would acquire all the outstanding Shares of Maxwell for $23.25 per Share in cash. Under the terms of the agreement, Purchaser has agreed to increase the Offer Price to $23.25 per Share in cash and has terminated its consent solicitation. Jones also revised the Expiration Date of the Offer so that the Offer will now expire at 5:00 p.m. New York City time on Tuesday, July 6, 2004. The text of the press release issued by Jones and Maxwell on June 18, 2004 announcing the execution of the merger agreement and extending the Expiration Date is filed as Exhibit
(a)(5)(O) hereto and is incorporated by reference.

ITEM 12. EXHIBITS.

     (a)(5)(O) Press release issued by Jones Apparel Group, Inc. and Maxwell Shoe Company Inc. on June 18, 2004.

                                   SIGNATURE


     After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 18, 2004 that the information set forth in this statement is true, complete and correct.


                                        MSC ACQUISITION CORP.,

                                            By: /s/ Wesley R. Card
                                                -------------------------------
                                                Name:  Wesley R. Card
                                                Title: Chief Financial Officer
                                                       and Treasurer

                                            JONES APPAREL GROUP, INC.,

                                            By: /s/ Wesley R. Card
                                                -------------------------------
                                                Name:  Wesley R. Card
                                                Title: Chief Operating and
                                                       Financial Officer

EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

(a)(5)(O) Press release issued by Jones Apparel Group, Inc. and Maxwell Shoe Company Inc. on June 18, 2004.